UNITED STATES SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 11-K

☒      ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2009

OR

☐         TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                  to                   .

Commission file number 000-50697

A.           Full title of the plan and the address of the plan, if different from that of the issuer named below:

Allied Capital 401(k) Plan

B.             Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Ares Capital Corporation

280 Park Avenue, 22nd Floor, Building East

New York, New York 10017

ALLIED CAPITAL 401(k) PLAN

*  *  *  *  *  *  *

The other schedules required by Department of Labor Form 5500, Annual Return/Report of Employee Benefit Plan, are not applicable and are therefore omitted.

KPMG LLP
2001 M Street, NW
Washington, DC 20036

Report of Independent Registered Public Accounting Firm

The Plan Administrator

Allied Capital 401(k) Plan:

We have audited the accompanying statements of net assets available for benefits of the Allied Capital 401(k) Plan (the Plan) as of December 31, 2009 and 2008, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Plan’s management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2009 and 2008 and the changes in net assets available for benefits for the years then ended in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2009 (Schedule H, line 4i), is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ KPMG LLP

Washington, DC

June 29, 2010

KPMG LLP, a U.S. limited liability partnership, is the U.S.

member firm of KPMG International, a Swiss cooperative.

ALLIED CAPITAL 401(k) PLAN

Statements of Net Assets Available for Benefits

December 31, 2009 and 2008

	2009	2008
Assets:
Investments at fair value (note 4):
Mutual funds	$12,094,578	$9,230,380
Common stock of Allied Capital Corporation	1,634,601	1,039,588
Common/collective trusts	833,147	833,207
Cash and cash equivalents	53,325	508,740
Total Investments	14,615,651	11,611,915

Participant loans	61,883	163,835

Receivables:
Employer contributions	181,553	155,082
Total assets	14,859,087	11,930,832

Liabilities:
Due to broker for securities purchased	23,678	8,840
Net assets available for benefits	$14,835,409	$11,921,992

See accompanying notes to financial statements.

ALLIED CAPITAL 401(k) PLAN

Statements of Changes in Net Assets Available for Benefits

Years ended December 31, 2009 and 2008

	2009	2008
Additions to (reductions of) net assets attributable to:
Investment income:
Dividends and interest	$169,965	$1,217,839
Net appreciation (depreciation) in fair value of investments	2,842,994	(11,311,153)
	3,012,959	(10,093,314)

Contributions:
Participants	1,707,284	2,129,703
Employer	888,910	1,161,700
Rollover	124,560	249,705
	2,720,754	3,541,108
Total additions (reductions)	5,733,713	(6,552,206)

Deductions from net assets attributable to:
Benefits paid to participants	2,812,565	2,130,373
Administrative expenses	7,731	26,137
Total deductions	2,820,296	2,156,510
Net increase (decrease)	2,913,417	(8,708,716)

Net assets available for plan benefits:
Beginning of year	11,921,992	20,630,708
End of year	$14,835,409	$11,921,992

See accompanying notes to financial statements.

ALLIED CAPITAL 401(K) PLAN

Notes to Financial Statements

December 31, 2009 and 2008

(1)                     Summary of Significant Accounting Policies

(a)                      Basis of Presentation

The accompanying financial statements of the Allied Capital 401(k) Plan (the Plan) have been prepared on the accrual basis and present the net assets available for benefits and the changes in those net assets.

(b)                      Trust Fund Management and Investments

Allied Capital Corporation (the Company) is the sponsor of the Plan. Wachovia Bank, N.A., the Trustee of the Plan, has authority to execute investment transactions based upon the investment elections of Plan participants.

The investment options offered through the Plan are reviewed periodically by the Company’s Retirement Committee. If necessary, changes are made as appropriate to continue to ensure a diversified mix of investment options.

In December 2008, changes were made to the investment options offered under the Plan. An investment fund was discontinued and liquidated on December 9, 2008 and the proceeds from the liquidation were reinvested in the Dreyfus Treasury Prime Cash Management Fund — Investor Shares. Also, contributions to the Allied Capital Stock Fund were no longer permitted beginning December 9, 2008; however, participants may maintain any existing investment in the fund.

(c)                       Valuation of Investments

The Plan’s investments are stated at fair value. Investments in mutual funds are based on quoted market information. Investments in common/collective trust funds are valued at the net asset value based on amounts reported by the fund manager. Shares of common stock of the Company held in the Allied Capital Stock Fund are valued at the last sale price on the principal exchange on which they are traded. Purchases and sales of investments are recorded on a trade-date basis. Appreciation and depreciation in the fair values of investments are recognized in the financial statements in the periods in which such changes occur. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is possible that changes in the values of investment securities will occur in the near term and such changes could materially affect the amounts reported in the statements of net assets available for Plan benefits.

In September 2006, the FASB issued Statement ASC Topic 820, Fair Value Measurements and Disclosures (ASC 820). ASC 820, and its related interpretations, defines fair value

(Continued)

ALLIED CAPITAL 401(K) PLAN

Notes to Financial Statements

December 31, 2009 and 2008

under U.S. generally accepted accounting principles, establishes a framework for measuring fair value, and enhances disclosures about fair value measurements. Effective January 1, 2008, the Plan adopted ASC 820, which defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction. Adoption of ASC 820 did not have a material impact on the Plan’s financial statements.

ASC 820 establishes a fair value hierarchy that encourages the use of observable inputs when measuring fair value, but allows for unobservable inputs when observable inputs do not exist. The following provides a description of the three levels of inputs that may be used to measure fair value under ASC 820, the types of Plan investments.

•                Level 1 — Quoted prices (unadjusted) in active markets for identical investments

Mutual Funds and Common Stock of Allied Capital Corporation held in the Allied Capital Stock Fund:

These investments are public investment securities valued using the Net Asset Value (NAV) provided by the Trustee.  The NAV is based on the value of the underlying assets owned by the fund, minus its liabilities, divided by the number of shares outstanding.  The NAV is a quoted price in an active market.

Common/Collective Investment Trusts:

These investments are private investment securities valued using the NAV provided by the Trustee. Although the NAV is not quoted on a market that is active, participants in the plan can trade daily at NAV; furthermore, the unit price or NAV is based on underlying investments which are traded on an active market.

•                Level 2 — Inputs other than quoted prices that are observable to the market participant for the asset or quoted prices in a market that is not active

At December 31, 2009, the Plan had no investments classified as Level 2.

(Continued)

ALLIED CAPITAL 401(K) PLAN

Notes to Financial Statements

December 31, 2009 and 2008

•                Level 3 — Unobservable inputs

At December 31, 2009, the Plan had no investments classified as Level 3.

(d)                      Cash and Cash Equivalents

Cash and cash equivalents include highly liquid investments with maturities of three months or less from the date of purchase.

(e)                       Administrative Expenses

Trustee fees and loan administration expenses are deducted directly from the participants’ accounts. Other administrative expenses of the Plan are paid by the Company.

(f)                         Payment of Benefits

Benefits are recorded when paid.

(g)                      Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires the Plan’s management to make estimates and assumptions that affect the reported amounts of net assets and changes therein and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

(2)                     Description of the Plan

The following brief description of the Plan provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

(a)                      General

The Plan was established effective September 1, 1999, and is a defined contribution plan covering substantially all employees who are age 21 or older. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

(b)                      Contributions

Participants may contribute up to 100% of their eligible annual compensation subject to the limits established by the Internal Revenue Code.

Pre-tax Contributions — Participants may elect to make contributions to the Plan on a pre-tax basis through payroll deductions. Additionally participants who have attained age 50 before the end of the plan year are also eligible to make catch-up contributions on a pre-tax basis through payroll deductions. Participants are able to defer payment of taxes on their contributions to the Plan,

(Continued)

ALLIED CAPITAL 401(K) PLAN

Notes to Financial Statements

December 31, 2009 and 2008

contributions made by the Company, and on income realized on these accounts maintained under the Plan.

Roth 401(k) Contributions — Effective January 1, 2008, participants may elect to make some or all of their contributions as Roth 401(k) contributions through payroll deduction. Roth 401(k) contributions are made after tax and are included in current taxable income. Participants who have attained age 50 before the end of the year are also eligible to make Roth catch-up contributions through payroll deductions. Provided requirements are met, distributions of participant Roth 401(k) contributions and related earnings are tax free.

Participants’ combined pre-tax contributions and Roth 401(k) contributions cannot exceed the maximum annual amount allowed by law.

Rollover Contributions — Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans.

Company Contributions — For the 2009 and 2008 plan years, the Company made safe harbor matching contributions on a biweekly basis for an amount equal to 100% of each participant’s deferral contributions not to exceed 4% of the participant’s eligible compensation as defined by the Plan.

(c)                       Participant Accounts

Each participant’s account is credited with the participant’s contributions, allocations of the Company’s contributions and earnings on related investments. Allocations of Company contributions are made based on each participant’s eligible compensation. Allocations of earnings are calculated daily based on participant account balances. The plan benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Participant contributions and Company contributions to the Plan are allocated among the various investment options based on the participant’s instructions. Participants may change their investment allocation instructions and transfer accumulated savings between funds on a daily basis, subject to certain restrictions.

(Continued)

ALLIED CAPITAL 401(K) PLAN

Notes to Financial Statements

December 31, 2009 and 2008

(d)                      Vesting

Participants are immediately 100% vested in their own contributions, any direct rollover contributions and in qualified employer non-elective contributions and safe harbor matching contributions made into the Plan, plus any earnings thereon.

(e)                       Participant Loans

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. The loans are secured by the balance in the participant’s account and bear interest at 1/2% above the prime rate at the time the loan is secured. Effective with the 2008 plan year, participant loans bear interest at 1% above the prime rate. Principal and interest is paid ratably through bi-weekly payroll deductions. Participant loans are reported at unpaid principal balance plus accrued interest, which approximates fair value.

(f)                         Payment of Benefits

Upon termination of service, a participant whose vested account balance exceeds $5,000 may elect either a lump sum payment equal to the value of the participant’s vested interest in his or her account or elect to receive payments in monthly, quarterly, or annual installments over a fixed reasonable period of time, not exceeding the life expectancy of the participant. Effective with the 2008 plan year, the installment distribution method was eliminated as an option.

For a participant whose vested account balance exceeds $1,000 but does not exceed $5,000, an Automatic Rollover IRA will be opened for the participant unless the participant has affirmatively elected to have his or her amount paid in a direct rollover to an eligible retirement plan or to receive the distribution directly.

The trustee will distribute in a lump sum a terminated participant’s vested account balance not exceeding $1,000.

(3)                     Plan Termination

On October 26, 2009, the Company entered into a definitive merger agreement to be acquired by Ares Capital Corporation (“Ares Capital”) in an all stock transaction upon the consummation of which each existing share of common stock of the Company was exchanged for 0.325 shares of Ares Capital common stock (the “Acquisition by Ares Capital”).  The Acquisition by Ares Capital was consummated on April 1, 2010.  Effective April 1, 2010, all employees of the Company were terminated and Ares Capital became the sponsor of the Plan as the surviving merged corporation.  While Ares Capital has not terminated the Plan, it is free to do so at any time. In the event of termination of the Plan, the Plan’s assets would be distributed to the participants in accordance with the Plan agreement.

(Continued)

ALLIED CAPITAL 401(K) PLAN

Notes to Financial Statements

December 31, 2009 and 2008

(4)                     Investments

Investments that represent five percent or more of the fair value of net assets available for plan benefits are as follows:

	December 31
	2009	2008
Common stock:
Allied Capital Corporation	$1,634,601	$1,039,588

Mutual Funds:
Van Kampen Equity and Income Fund	$3,985,082	$3,971,792
The Growth Fund of America	1,261,346	1,033,015
Dreyfus Treasury Prime Cash Management	1,251,798	1,052,762
T Rowe Price Retirement Income Funds	886,970	686,892
Davis New York Venture Fund	875,350	727,821

Common / Collective Trusts:
Enhanced Stock Market Common/Collective Trust Fund	$833,147	$833,207

Net appreciation (depreciation) in the fair value of investments is summarized as follows for the years ended December 31:

	2009	2008
Mutual funds	$2,393,245	$(4,081,272)
Common stock of Allied Capital Corporation	295,772	(6,759,406)
Common/collective trusts	153,977	(470,475)
	$2,842,994	$(11,311,153)

(5)                     Transactions with Parties-in-Interest

During the years ended December 31, 2009 and 2008, the Plan had investments in shares of Allied Capital Corporation Common Stock.

The Company pays a portion of the Plan’s administrative expenses.

Investments in common/collective trusts are managed by Wachovia Bank, N.A., which is the Trustee of the Plan. In addition, the Plan invests in certain mutual funds managed by Wachovia Bank, N.A. Therefore, transactions related to these investments qualify as party-in-interest transactions.

(6)                     Federal Income Tax Status

The Plan has adopted a prototype plan designed by Wachovia Bank, N.A.  The prototype plan obtained its latest opinion letter on August 30, 2001, in which the Internal Revenue Service stated that the plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code (“IRC”).  The Plan has been amended since receiving its latest opinion letter, however, the Plan Administrator believes the Plan is designed and is being operated in compliance with the applicable requirements of the IRC.

(Continued)

ALLIED CAPITAL 401(K) PLAN

Notes to Financial Statements

December 31, 2009 and 2008

(7)                     Plan Amendment

Effective January 1, 2008, the following amendments were made to the Plan. The Company will match 100% of the first 4% of deferral contributions made by each participant subject to the limits established by the Internal Revenue Code. Matching contributions will be credited to each participant’s account on a biweekly basis and participants may elect to make after-tax contributions to a Roth 401(k). Eligible compensation with regard to employee’s elective deferrals and the Company’s matching contribution will be defined as 415 compensation. Participant loans bear interest at 1% above the prime rate at the time the loan is secured. Normal Retirement Age will be defined as the date the participant attains age 65. The installment distribution method was eliminated as an option for a terminated participant whose vested account balance exceeds $5,000.

Effective January 1, 2010, the Plan was amended to eliminate the Company matching contributions.

(8)                     Fair Value of Financial Investments (ASC 820)

Below are the Plan’s financial instruments carried at fair value on a recurring basis by their ASC 820 fair value hierarchy levels:

	December 31, 2009
	Quoted Prices
	In Active
	Markets for	Significant	Significant
	Identical	Observable	Unobservable
	Assets	Inputs	Inputs	Total
	(Level 1)	(Level 2)	(Level 3)	Fair Value
Assets:
Mutual Funds	$12,094,578	$—	$—	$12,094,578
Common Stock of Allied Capital Corporation	1,634,601	—	—	1,634,601
Common/Collective Trusts	833,147	—	—	833,147
Total assets	$14,562,326	$—	$—	$14,562,326

	December 31, 2008
	Quoted Prices
	In Active
	Markets for	Significant	Significant
	Identical	Observable	Unobservable
	Assets	Inputs	Inputs	Total
	(Level 1)	(Level 2)	(Level 3)	Fair Value
Assets:
Mutual Funds	$9,230,380	$—	$—	$9,230,380
Common Stock of Allied Capital Corporation	$1,039,588	$—	$—	$1,039,588
Common/Collective Trusts	833,207	—	—	833,207
Total assets	$11,103,175	$—	$—	$11,103,175

(Continued)

(9)                     Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 at December 31:

	2009	2008
Net assets available for benefits per the financial statements	$14,835,409	$11,921,992
Less: employer contribution receivable	181,553	155,082
Net assets available for benefits per Form 5500	$14,653,856	$11,766,910

The following is a reconciliation of employer contributions per the financial statements to the Form 5500 for the years ended December 31:

	2009	2008
Employer contributions per the financial statements	$888,910	$1,161,700
Add (less):
2007 employer contributions receivable	—	1,373,522
2008 employer contributions receivable	155,082	(155,082)
2009 employer contributions receivable	(181,553)	—
Employer contributions per Form 5500	$862,439	$2,380,140

The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500 for the year ended December 31:

2009
Benefits paid to participants per the financial statements	$2,812,565
Add (less):
2008 deemed distribution	9,969
Benefits paid to participants per Form 5500	$2,822,534

Supplemental Schedule

ALLIED CAPITAL 401(k) PLAN

Form 5500 – Schedule H, Part IV, Line 4(i) – Schedule of Assets (Held at End of Year)

December 31, 2009

		Description of Investment, Including Maturity	Current
Identity of Issuer		Date, Rate of Interest, Par or Maturity Value	Value

	Van Kampen Equity and Income Fund	Mutual Fund	$3,985,082
*	Allied Capital Corporation	Allied Capital Stock	1,634,601
	The Growth Fund of America	Mutual Fund	1,261,346
	Dreyfus Treasury Prime Cash Management	Mutual Fund	1,251,798
	Davis New York Venture Fund	Mutual Fund	875,350
*	Wachovia Bank	Enhanced Stock Market Common/Collective Trust Fund	833,147
	Thornburg International Value	Mutual Fund	741,016
	Loomis Sayles Investment Grade Bond Fund	Mutual Fund	727,555
	Evergreen Global Opportunities Fund	Mutual Fund	519,881
	Goldman Sachs Hight Yield Fund	Mutual Fund	441,867
	Franklin Mutual Shares Beacon Fund	Mutual Fund	413,661
	T Rowe Price Retirement 2030 Fund	Mutual Fund	335,511
	Goldman Sachs Mid Cap Fund	Mutual Fund	284,826
	Alger Small Cap	Mutual Fund	260,152
	Van Kampen Equity Small Cap Fund	Mutual Fund	248,593
	T Rowe Price Retirement 2040 Fund	Mutual Fund	242,107
	Thornburg Core Growth Fund	Mutual Fund	196,481
	T Rowe Price Retirement 2010 Fund	Mutual Fund	175,004
	T Rowe Price Retirement Income Fund	Mutual Fund	100,699
*	Participant loans	Participant loans at interest rates ranging from 4.50% to 8.75%	61,883
	T Rowe Price Retirement 2020 Fund	Mutual Fund	33,649
	Evergreen Money Market Fund	Cash equivalents	29,647
	Cash	Cash	23,678
			$14,677,534

* Party-in-interest - refer to note 5

See accompanying independent auditors’ report.

SIGNATURES

The Plan.  Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

ALLIED CAPITAL 401(k) PLAN
By: Ares Capital Corporation

Date: June 29, 2010	By:	/s/ Richard S. Davis
Richard S. Davis
Chief Financial Officer